EX-99.21

bwin and PartyGaming shareholders approve merger

The legal measures specified by the merger plan can now be implemented during the next few weeks.

Vienna/Gibraltar, 28 January 2011 – bwin Interactive Entertainment AG (bwin) and PartyGaming Plc (PartyGaming) shareholders have today approved the merger of their two companies. These approvals in both extraordinary general meetings (EGM) were a condition for carrying out the proposed merger.

Commenting on the results of today’s EGMs, Jim Ryan and Norbert Teufelberger, the proposed co-CEOs of bwin.party digital entertainment plc, said: “Today’s shareholder meetings were a key milestone in the overall process, putting the transformational merger of our two companies well on the way to completion. We are delighted that both sets of shareholders have overwhelmingly recognised the strategic, operational and financial benefits of creating the world’s largest listed online gaming company.”

bwin EGM details
A total of 335 shareholders attended bwin’s EGM, representing a total of 18.1 million shares. The results of voting at the general meeting in Vienna have been published at www.bwin.org. The legal measures specified by the merger plan can now be implemented during the next few weeks. bwin shareholders will receive 12.23 bwin.party shares denominated in GBP for each bwin share. This share exchange will be carried out automatically and free of charge for bwin shareholders.

PartyGaming EGM details
At PartyGaming’s EGM held in Gibraltar today, all 9 resolutions relating to the approval of the merger with bwin and associated matters, including the change of name from PartyGaming Plc to bwin.party digital entertainment plc, were approved by PartyGaming shareholders.

About bwin
The bwin Group has over 20 million registered customers in more than 25 core markets. On a number of different platforms, the Group offers sports betting, poker, casino games, soft and skill games, as well as audio and video streams of top sporting events such as the German Soccer League. The holding company bwin Interactive Entertainment AG is listed in the ATX on the Vienna Stock Exchange (ID code BWIN, Reuters ID code BWIN.VI), and as the parent company provides various services such as software development, marketing, communications, human resources and finance for its subsidiaries and associated companies. The operational business of the bwin Group is carried out by subsidiaries and associated companies on the basis of licences (e.g. Germany, Italy and Gibraltar). Full details about the Company can be found on its investor relations website at www.bwin.org.

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Contact information:

Press
Matthias Winkler, Chief Communications Officer
P: +43 (0)50 858-20067
E: press@bwin.org

Investors
Konrad Sveceny, Investor Relations
P: +43(0)50 858-20017
E: investorrelations@bwin.org

bwin Interactive Entertainment AG
Börsegasse 11 / Elevator 3 / Top floor
1010 Vienna, Austria
www.bwin.org